SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC Mail Processing Section
MAR 1 0 2009
Washington, DC
106

09035329

AMENDMENT NO. 1
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

STADIUM ENTERTAINMENT HOLDING CORP.

(Exact name of issuer as specified in its charter)

Nevada	7900	26-4052007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, 35th Floor, New York, NY 10010, (212) 453-2500

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010 (212) 453-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:
Philip D. Forlenza, Esq.
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, New Jersey 07748
(732) 741-3900

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. - NOTIFICATION

ITEM 1. Significant Parties

The names and addresses of each of the directors, officers, record and beneficial owners of five percent (5%) or more of any class of the stock of Stadium Entertainment Holding Corp. ("Stadium Entertainment" or the "Company") and of counsel to the Company, are set forth below.

Officers and Directors

Name and Address	Title
David Berman 888 Seventh Avenue, 35th Floor, New York, NY 10010	Chief Executive Officer and Director
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	President and Director
Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	Chief Operating Officer and Director

Five Percent (5%) Beneficial Owners (Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5%
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)
Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)

Jerome Mas 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
North Atlantic Resources Ltd. P.O. Box 1674 Kingstown St. Vincent and the Grenadines	6.66%
Coastal Consulting Ltd. Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0%

---

(1) Represents each of such individual's pecuniary interest in shares owned by Stadium Entertainment Corp. LLC. Each of these individuals has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC and Michael Xirinachs. Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC

Counsel to the Company

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300, Red Bank, NJ 07701

There are no general partners, promoters or, otherwise than as set forth above, affiliates associated with the Company, and no underwriters associated with this Offering.

ITEM 2. Application of Rule 262.

None of the above-referenced persons is subject to any of the disqualification provisions set forth in Rule 262 as promulgated by the Securities and Exchange Commission.

ITEM 3. Affiliate Sales.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are being offered to residents of New York, California, Florida and Illinois. The Company will not employ the services of underwriters, dealers or independent salesmen in connection with the offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

The Company issued an aggregate of 75,000,000 shares of Common Stock to Stadium Entertainment Group, LLC, formerly the sole shareholder of Stadium Entertainment Corp. in connection with a share exchange transaction effective January 1, 2009 pursuant to which the Company acquired all of the outstanding common stock of Stadium Entertainment Corp. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction.

In August 2008, the Company issued 6,666,667 shares of Common Stock to four investors for an aggregate purchase price of $20,000. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction.

ITEM 6. Other Present or Proposed Offerings

The Company is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document.

No publications authorized by Rule 254 as promulgated by the Securities and Exchange Commission were used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PART II. - OFFERING CIRCULAR

PRELIMINARY OFFERING CIRCULAR

STADIUM ENTERTAINMENT HOLDING CORP.

Offering of Common Stock

Minimum Offering - $1,000,000 (4,000,000 shares)
Maximum Offering - $4,000,000 (12,000,000 shares)
Initial Offering Price - $.25 per Share

Stadium Entertainment Holding Corp., a Nevada corporation whose principal place of business is located at 888 Seventh Avenue, 35th Floor, New York, New York 10010 and telephone number is (212) 453-2500, is offering shares of its Common Stock, $.001 par value per share ("Common Stock"). No shares will be sold unless we sell shares having an aggregate minimum purchase price of $1,000,000.

The purchase of Common Stock offered hereby will result in an investment in Stadium Entertainment Holding Corp., which involves certain significant risks. See "Risk Factors" on page 3 for certain information that should be considered before purchasing shares of Common Stock offered hereby.

	Price to Public	Underwriting Discount and Commissions(1)	Proceeds to Company(2)
Per Share of Common Stock	$.25(3)	None	$.25
Total - Minimum Offering	$1,000,000	None	$955,000
Total - Maximum Offering	$3,000,000	None	$2,955,000

(1) The shares of common stock being offered hereby will be offered and sold by the officers and directors of Stadium Entertainment. No commissions or other compensation will be paid to the officers and directors of Stadium Entertainment in connection with the offering.

(2) After deduction of approximately $45,000 in estimated expenses to be incurred in connection with the offering, which includes approximately $40,000 for legal and accounting fees and related expenses and approximately $5,000 for printing, postage and related costs.

(3) Represents initial offering price. We will offer our shares at $.25 per share unless and until a trading market develops for our shares. If a trading market develops, we will offer the shares at prevailing market prices, but not less than $.25 per share.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS

DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Sales to the public of shares of Common Stock will commence on or about _______, 2009.

The date of this Offering Circular is March 18, 2009.

7

TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of the Common Stock.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. To understand this offering fully, you should read the entire Offering Circular carefully, including the risk factors and financial information.

The Issuer..	Stadium Entertainment Holding Corp., a Nevada corporation
Securities Offered	Minimum Offering: shares of Common Stock with an aggregate minimum purchase price of $1,000,000 (1,000,000 shares at initial offering price) of $.25 per share. Maximum Offering: shares of Common Stock with an aggregate minimum purchase price of $4,000,000 (12,000,000 shares at initial offering price of $.25 per share).
Purchase Price.....................................	Initial offering price is $.25 per share. If a trading market for our shares develops after the commencement of this offering, shares will thereafter be offered at prevailing market rates, but not less than $.25 per share.
Minimum Subscription	$25,000
Use of Proceeds	The proceeds from this offering will be used for working capital purposes, including product development expenses, advertising and marketing expenses, operating expenses and payments to our officers, employees and independent contractors. See "Use of Proceeds to Issuer."
Risk of Investment	The purchase of shares of our common stock involves certain significant risks. See "Risk Factors."
Plan of Distribution.............................	We plan to offer the shares through our officers and directors, to shareholders, persons and businesses in the State of New York and such other states as determined by our board of directors and management. Unless we, in our sole discretion, permit a smaller purchase, each subscriber must purchase a number of shares having a minimum purchase price of $25,000. We may accept or reject all or part of any subscription, in our discretion. If we elect not to accept a subscription, all

funds received by us from the subscriber will be returned to the subscriber, without interest. If shares having a minimum aggregate purchase price of $1,000,000 have not been subscribed for on or before __________, 2009, we will return to subscribers the subscription amount without interest. See "Plan of Distribution."

Offering Termination Date	The offering will terminate at 5:30 p.m. New York City time on [ ], 2010, unless extended by the Company in its sole discretion. Subscribers purchasing shares of Common Stock will be issued stock certificates representing the shares as soon as practicable after acceptance of their subscriptions by the Company. See "Plan of Distribution."

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this Offering Circular before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have operating losses and accumulated deficit, and we may not achieve or maintain profitability in the future.

We began our business operations in January 2008 and have a limited operating history. Since our inception we have not recognized any revenues and incurred a net loss of approximately $1,400,000 during the year ended December 31, 2008. We have operated at a deficit since our inception, and we expect to continue to operate at a deficit until such time, if ever, that our operations generate sufficient revenues to cover our costs. We do not expect to recognize any revenues until at least April 2009 following the release of our first recorded music album, True to the Game-Volume One. The likelihood of our success must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will ever achieve profitable operations.

We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects.

It will be necessary for us to raise additional capital to support our operations, and we will not be able to continue to operate if we are unable to raise additional capital. We will require additional capital to execute our agreements with artists who have agreed to participate in and contribute to Volume Two of our True to the Game compact disc series and our anticipated Final Four Music Festival. We believe that the net proceeds from this offering will be sufficient to fund our operations for approximately 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. However, it is possible that we will not generate anticipated revenues and our business or operations may change in a manner that would consume available resources more rapidly than anticipated. We may need additional funds sooner than planned to meet operational needs and capital requirements for product development and marketing. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to reduce substantially or eliminate expenditures for the development and production of certain of our proposed projects, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We face significant competition from major record companies and independent labels.

The music industry is dominated by the major record companies and their subsidiaries. These competitors are well-established in the market, have significantly greater financial and other resources and larger music catalogs than we do. They have been in existence for a substantially longer period of time and enjoy a certain name recognition that will only accrue to us over time, if at all. We also compete with other significant independent record labels, some of which have also been in existence for a longer period of time than us. In addition, we experience competition from music publishing companies and various media companies, both emerging and established, which are seeking to develop interactive and enhanced format music and entertainment products.

We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, online information service providers, video companies and others. Many of our current and potential competitors in the music entertainment and online information services businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than us. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development promotion and sale of their products than we can.

Our ability to compete successfully will largely depend on our ability to build upon and maintain our reputation for quality music entertainment products and to introduce music entertainment products which are accepted by consumers. There can be no assurance that we will be able to compete successfully, if at all, with competitors in the field.

We are subject to the risks that are inherent to the music and entertainment industry.

The prerecorded music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of such success or the popularity of any particular artist. There can be no assurance that any of the prerecorded music products we release will produce sales revenue for us, or if they do, that such revenue will be sufficient to recoup any costs we incurred.

Furthermore, the timing of new releases can cause significant fluctuations in quarterly operating results. Our results of operations from period to period may be materially affected by the timing of new record releases and, if such releases are delayed beyond the peak holiday season, our operating results could be materially adversely affected. Additionally, due to the success of particular artists, artists touring schedules and the timing of music television specials, it is possible that we could also experience material fluctuations in revenue from year to year. There can be no assurance that we will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases.

We have no manufacturing or distribution capabilities.

We have no distribution facility for our record label and, accordingly, we are dependent upon maintaining our existing relationships with our distributors and/or establishing and maintaining new distribution relationships with comparable distributors. We currently have an agreement with EMI Global Music Services for the manufacture, distribution, licensing and warehousing of our products. There can be no assurance that we can maintain our relationship with our current distributor beyond the term of our existing agreement, which will expire 36 months after the release in the United States of True to the Game-Volume I. The termination of this relationship would, absent establishing a substitute relationship with one or more of the few other major distributors in the industry, have a material adverse effect on our business.

We may not be successful in expanding and growing our business, or we may not be capable of successfully managing our growth.

Rapid growth of our business may significantly strain our management, personnel and other resources. There can be no assurance that we will achieve rapid growth or successfully manage our growth. The growth of our business would result in an increase in the level of responsibility for existing management personnel and the need to hire additional qualified management personnel. Failure to manage growth and expansion would have a material adverse effect on our business.

We depend on our key personnel, the loss of any of whom would impair our business.

Our business is substantially dependent on our management personnel, including David Berman, Gary Katz and Camille Barbone, to discover new artistic talent, to develop and maintain business relationships within the industry and with artists and to develop artists' music and recordings, among other things. We are not currently a party to employment agreements with these individuals although we expect to enter employment agreements with them during 2009. We do not carry key person life insurance on any of our employees. The loss of the services of any member of our management team would have a material adverse effect on our business and our professional reputation in the industry. There is intense competition for such personnel in the areas of our activities, and we may be unable to adequately replace the services provided by any member of our management team.

Piracy of our products, particularly over the Internet, could significantly reduce our revenues from sales.

Infringement of our copyrights, in the form of unauthorized reproduction of our musical entertainment products, including artists' recordings, may occur. If we achieve significant commercial success with one or more of our musical entertainment products or recordings, such products or recordings could be a target of "pirating," or copying and sale in violation of our copyrights in such products or recordings. Although we expect to make online sales of our products via our website, we anticipate that our products will be pirated and distributed for free over the Internet. It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our products or recordings. We intend to enforce all copyrights owned by or licensed to us which are material to our business against unlawful infringement. There can be no assurance, however, that we will be successful in protecting our copyrights.

Our business could be impaired if we become subject to burdensome regulations and/or legal uncertainties concerning management of music industry artists.

There are currently no specific government regulations regarding the dissemination of recorded music, with the exception of certain efforts by the Recording Industry Association of America (RIAA) to restrict unlawful peer-to-peer distribution of digitized music. However, the passing of new government regulations, laws or licensing requirements applicable to the distribution of recorded music products could have a material adverse effect on our business.

We may be unable to enter into agreements with established music artists to participate in our projects.

Part of our business strategy is to seek top-selling, established artists to contribute to and participate in our recorded music projects and rely on the superior name recognition of such artists among consumers to make our products profitable. There can be no assurance that we will be able to enter into agreements with such artists for any particular project, and our inability to secure the participation of such artists would have a material adverse effect on our business.

Risks Related to the Offering

The offering price for the securities offered has been arbitrarily determined.

The offering price paid for the shares of Common Stock offered in this offering was determined by our board of directors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of our company.

Purchasers of shares in this offering will suffer immediate dilution in the net tangible book value of shares purchased.

At January 1, 2009, the net tangible book value per share of our Common Stock was a negative amount - $(0.14). Net tangible book value at such date represents our tangible assets less our liabilities divided by the number of shares of Common Stock outstanding at that date. After this offering, there will be an immediate increase in the net tangible book value of shares held by existing shareholders and immediate substantial dilution in net tangible book value of shares acquired by purchasers in this offering from the initial offering price of $.25 per share. See "Dilution."

Additional financing and issuance of stock may result in dilution of investors' interests in the Company.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock. Our board of directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The holders of shares of Common Stock have no preemptive rights, which means that their proportionate ownership interest and voting power in our company may diminish if we issue additional shares of stock in future rounds of financing.

There can be no assurance that our Common Stock will significantly appreciate in value or that investors will be able to find purchasers for their shares of our Common Stock purchased in this offering.

Currently there is no public market for our Common Stock, and only a small number of investors currently hold shares of our Common Stock. The limited market for our Common Stock could make the share price more volatile. We cannot guarantee that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our Common Stock purchased in this offering. Should there develop a significant market for our Common Stock, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. While we intend to apply to FINRA to have our stock publicly traded on the Over-the-Counter Electronic Bulletin Board at some point in the future, there can be no assurance that such regulatory approval will ever be received. If our Common Stock becomes publicly traded, there can be no assurance that it will ever be traded on an established national securities exchange or that our business strategy will be well received by the investment community.

Dividends on capital stock may not be declared.

We have paid no dividends on our capital stock since our inception and presently intend to retain earnings, if any, for operation and expansion of our business. Accordingly, we do not intend to pay dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections in this offering circular captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this offering circular constitute forward-looking statements. Those statements could be affected by known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, nether we, nor any other person assumes responsibility for the accuracy and completeness of such statements.

DILUTION

As of January 1, 2009, the net tangible book value per share of our Common Stock was approximately $(.011). After giving effect to the sale of the minimum number of shares of Common Stock offered hereby at the initial offering price of $.25 per share, and after deducting estimated offering expenses of $45,000, the pro forma net tangible book value per share of Common Stock at such date would have been $(.001). This represents an immediate increase in net tangible book value of $.01 per share to existing shareholders and an immediate dilution of $.251 per share to the subscribers to this offering.

After giving effect to the sale of the maximum number of shares of Common Stock offered hereby at an initial offering price of $.25 per share, and after deducting estimated offering expenses of $45,000, the pro forma net tangible book value per share of Common Stock at such date would have been $.016. This represents an immediate increase in pro forma net tangible book value of $.027 per share to existing shareholders and an immediate dilution of $0.234 per share to the subscribers to this offering.

The following tables illustrate this per share dilution, assuming (i) 4,000,000 shares are sold in the offering at the initial offering price of $.25 per share and (ii) 12,000,000 shares are sold in the offering at the initial offering price of $.25 per share:

	4,000,000 shares sold	12,000,000 shares sold
Offering price per share	$.25	$.25
Net tangible book value per share before offering (1)	$(.011)	$(.011)
Increase per share attributable to the payment by New Investors	$.01	$.027
Pro forma net tangible book value per share after offering	$(.001)	$.016
Dilution of book value per share to New Investors (2)	$.251	$.234

(1) Net tangible book value per share represents our tangible assets less our liabilities, divided by the number of shares of stock outstanding after giving effect to the sale of 4,000,000 and 12,000,000 shares of our Common Stock at the initial offering price of $.25 per share.

(2) Dilution was determined by subtracting pro forma net tangible book value per share after completion of the offering from the initial offering price per share of Common Stock.

USE OF PROCEEDS TO ISSUER

The proceeds from the sale of the Common Stock offered hereby will be used to finance our current projects and for working capital purposes, which include, but are not limited to, expenses for operations, acquiring rights to music and performances from well known artists, marketing and advertising, product development and promotion and repayment of indebtedness. The net proceeds to us from this offering will be approximately $2,955,000, after deducting estimated aggregate offering costs and expenses of approximately $45,000, if the maximum number of shares being offered are sold, and $955,000 if the minimum number of shares being offered are sold. We plan to use $500,000 of the net proceeds to repay indebtedness owed to Emerald Asset Advisors, LLC, which bears interest at a rate of 10% per annum and which became due in February 2009.

DESCRIPTION OF BUSINESS

Corporate History

Stadium Entertainment Holding Corp. was incorporated in the State of Nevada on February 23, 2005 under the name FRS Group Inc. On January 1, 2009, we entered into a Share Exchange Agreement with the stockholders of Stadium Entertainment Corp. ("Stadium Entertainment") pursuant to which the stockholders of Stadium Entertainment exchanged all of the outstanding shares of Stadium Entertainment for an aggregate 75,000,000 shares of our Common Stock. As a result of the Share Exchange, Stadium Entertainment became our wholly owned subsidiary.

Stadium Entertainment is a development stage company founded in December 2007 to produce and distribute prerecorded music products of established recording artists to support philanthropic grass-roots organizations. It commenced doing business in January 2008. Since the completion of the Share Exchange, the operations of Stadium Entertainment have become our sole line of business. Unless otherwise indicated or the context otherwise requires, all references to "we," "us," "our company" and similar terms mean Stadium Entertainment Holding Corp. and Stadium Entertainment Corp. on a consolidated basis after the Share Exchange.

Business Overview

We are an independent record company that produces, markets and distributes prerecorded music products of established recording artists to raise funds for worthy charitable and philanthropic organizations through exclusive licensing agreements and to generate profits for our company. Each of our recorded music projects will be produced with the collaboration and contributions of socially-conscious artists with a desire to give back to their communities. In addition, we plan to organize special musical events featuring performances by well-known and top-selling artists.

Three of our founders – Camille Barbone, Gary Katz and Jerome Mas – have extensive experience in the recorded music industry. We will rely on the experience and relationships our founders and members of our team have in the industry to sign artists to contribute to our projects and to promote and market our products. We plan to contract and license only well-known, established artists for our music projects to reduce the risks associated with start-up record companies that seek to discover and develop new and emerging talent.

Each record project will consist of a compact disc series of three or four volumes. We intend to release one volume on an annual basis. We expect that each series will culminate with the release of a "Best Of" record that will include popular tracks from each of the previous volumes of the series.

We intend to release our records for sale in both compact disc and digital formats, including ringtones for mobile telephones. We expect to develop new income streams following the release of a record through licensing, distribution, merchandising and concert promotion.

Our first compilation CD project is "True to the Game," a three CD project being developed to raise funds for the Negro Leagues Baseball Museum which will feature new music by Yung Joc, Talib Kweli and Rayne, Big Boi and Sam Chris, GLC and Kanye West, Brandon Hines, Ludacris and Jarvis, Tay Dizm and T. Pain, among others. We have entered into an agreement with EMI Global Music Services ("EMI") to distribute the "True to the Game" music.

While the creation and role of pre-recorded music products will initially be our primary focus, we also plan to engage in:

- the production of live events and concerts;
- the development and production of broadcast packages for television and the Internet;
- the development of artist careers;
- the distribution of music for other independent record and entertainment companies.

We are currently in negotiations with the Jimmy V Foundation, a not-for-profit organization that raises funds for cancer research, for a live music event to be held in connection with the NCAA Final Four tournament. No assurance can be given that we will be successful in reaching an agreement with respect to this event. In providing production services for live events, we plan to act as the promoter of the event by securing the services of the artists and arranging for on-site security, insurance, corporate sponsors, vendors and advertising. We will seek the right to record the event with a view toward utilizing the recording as a source of income.

Corporate Goals and Strategy

Our primary objective is to utilize our access to and relationships with top selling music and entertainment personalities to raise funds for worthy charities and to generate profits for our company through these projects. Because of the types of charities that we plan to choose, we believe that we will be able to contract the services of each participating artist at a fraction of their normal cost, fees and royalty structure and obtain rights to new music that has not been previously released by the artists prior to our use. We believe that contracting top selling recording artists to participate in our projects will enable us to minimize the risks inherent in start-up entertainment companies. By focusing on high selling, well known talent, we expect to capitalize on the success of our pre-recorded music and develop new income streams through licensing, distribution, merchandising and concert promotion while maintaining an ongoing involvement in select charitable organizations. We believe that the philanthropic component of our business model differentiates us from our competitors.

Marketing and Promotion

We plan to utilize traditional marketing and promotional techniques and emerging technologies to fully exploit our musical entertainment products. We have entered into an agreement with EMI Global Music Services for the release and distribution of our music products which will permit us to participate in retail advertising, store circulars, print ads, special sales and discount programs and cooperative advertising programs. We intend to conduct retail promotion efforts through EMI's sales team as a liaison to various retail outlets.

Our Internet website, http://www.stadiumentertainment.net, is an important distribution channel through which we plan to make our products available to consumers. Sample recorded tracks and singles from albums can be listened to for no charge, and complete albums and other music products will be available for purchase via a link to a retailer. Recent trends in the music industry have included a decline in the traditional purchase of albums in physical, compact-disc form in favor of the purchase of individual recorded tracks via download over the Internet. In recognition of this trend, our website will link to retailer websites which provide consumers with the option of purchasing complete albums in compact-disc form, downloading albums, single songs and bundles of songs for a charge. Our website also serves as a medium through which we promote our products and provide consumers with information about our artists, our on-going projects and development efforts, and our plans for future projects.

We also maintain a webpage on MySpace.com at myspace.com/truetothegamemusic, where we post materials related to our artists and our current and future projects and which contains an interactive forum through which we directly communicate with website visitors. We also upload certain media to our MySpace page, including sample recorded music tracks and music videos by our artists to generate consumer interest in our products.

Notwithstanding the emerging popularity of the Internet as a medium for promotion of recorded music and artists, the traditional and most effective means of promotion is by radio air play. Obtaining radio air play for a new release is an extremely competitive process. The trend by radio stations to focus more on particular music formats has made it easier for independent producers to target those stations most likely to air a specific recording. Independent regional promoters are often hired to gain air play and, in certain markets, they are quite effective in gaining air play for a release.

Songs that are aired on a major radio station are chosen by the program director, often in conjunction with a format consultant. Once a recording is aired, the amount of repeat play it receives depends on listener requests and feedback, as well as actual sales data. Because listener response and sales depend in large measure on how often a release is aired, building a commercial hit depends on an ongoing cycle of air play and sales. Nurturing this cycle requires constant marketing attention and careful coordination with advertising, concert schedules and other promotional activities. Other promotional tools include print advertising, retail promotions and concert tours.

We have engaged a team of independent radio promoters that are coordinated by Gravity Entertainment, a firm headed by Wayman Jones, a veteran radio promotion professional who has headed radio campaigns for leading artists in the urban music world. We plan to promote music utilizing a minimum of two radio formats at one time to alert the music consumer to the existence of a new product online or in stores.

Our radio team plans to select key markets for maximum airplay and solicit participation in special on air events, contests, giveaways, special promotions and on air interviews by participating artists. Terrestrial, web and satellite radio opportunities will be solicited for optimum airplay and exposure. In addition, we will service college, mixtape syndication, DJ Pools, commercial mixers, BDS/Media base, R&R music directors and program directors to complete our promotional efforts.

Music videos have become an important means of promoting artists and records. Once a single reaches a level of airplay and critical acclaim that assures a long run on charts and playlists, we plan to produce and release a video to support and expand on airplay and exposure, and expect that the videos will be played in clubs and venues, on conventional cable and satellite TV and on the Internet.

We intend to seek television advertising for our products on television channels that we determine are most likely to reach our target consumer bases. Although we will seek exposure through advertising on "music-television" channels such as MTV, VH-1 and the like, we do not anticipate producing music videos for music tracks on our products for television air play.

We have engaged The Gary Group, a marketing firm with over 25 years of experience, to coordinate our marketing and promotion efforts.

Manufacturing and Distribution

We have entered into an agreement with EMI Global Musical Services for the release and distribution of our music products, which will allow us to secure window displays at retail locations, end cap promotions, retail advertising, print ads, product placement and point of purchase material display. We intend to conduct retail promotion efforts through EMI's sales team as a liaison to various retail outlets. Online services such as iTunes, Yahoo! Music and Amazon Music will be serviced via our arrangement with EMI. EMI will handle the manufacturing of our music physical products and our inventory will be warehoused at EMI's facilities.

Pursuant to our agreement with EMI, we have appointed EMI as our exclusive distributor of musical products in the United States; however, we retain the right to license recordings to third parties for use in soundtracks and compilation albums and to sell products through our website and, in certain cases, the websites of the artists. We have agreed to pay EMI a distribution fee of between 14% and 17% of the net sales of the products distributed, depending on the format of the product sold.

EMI has agreed to coordinate the manufacturing of our products at the then current price that it charges third party labels.

We are responsible for all costs and expenses incurred in connection with advertising, promoting and marketing our music products. We designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI, subject to EMI's right to discount same under certain circumstances.

EMI has agreed to pay us certain recoupable advances, including a $50,000 advance after we deliver to EMI the manufacturing and production components necessary to manufacture and distribute our "True to the Game-Volume I" product. An additional $50,000 recoupable advance will be paid if certain sales targets are achieved. EMI is entitled to charge us specified amounts for returns and slow-moving products.

We believe that our distribution arrangement with EMI Music Group will enable us to offer distribution services for other independent record labels and entertainment companies.

True to the Game Project

We have entered into an exclusive agreement with the Negro Baseball Leagues Museum to produce and market a series of musical projects with the Negro Baseball Leagues as the theme. The Negro Baseball Leagues Museum is a not-for-profit organization located in Kansas City, Missouri that was founded to preserve the culture and history of the Negro Baseball Leagues. The Museum's charities provide certain benefits and services to minority baseball players. Our projects will take the form of compact discs and digital formats, and under our agreement with the Negro Leagues Baseball Museum, we are required to pay royalties to the Museum on net sales of the music products after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

We have entered into contracts with each of the artists (or their representatives) who will be featured on the first volume of the "True to the Game" series, which include Tay Dizm, T Pain, Kanye West and GLC, Talib Kweli, Rayne, Big Boi and Sam Chris, Brandon Hines and Ludacris and Jarvis. A single from "True to the Game – Volume I" featuring GLC and Kanye West has been released to radio stations. The full length CD is scheduled to be released on March 24, 2009. Our agreements with the artists generally require us to pay royalties on sales of the musical product. Generally, an advance against future royalties is due upon the execution of the agreement and an additional advance is due if certain sale targets are met. The aggregate amount of royalties payable to artists participating in the "True to the Game-Volume I" project will be approximately 8%. Our ownership interest in the musical compositions that will be featured in the "True to the Game" project ranges from no ownership to 50% ownership.

To generate consumer interest in the project, we plan to launch an extensive multi-media campaign to capitalize on the name recognition of the artists who will contribute to the project and on the profile of the Negro Baseball Leagues Museum as a worthy philanthropic organization. We plan to seek advertising spots on cable television networks such as VH-1, ESPN, BET, MTV, MSNBC, E!, Oxygen and the NFL Network. We will rely on the experience and expertise of a team of radio promotional professionals to seek radio airplay of musical tracks from the project on both traditional and satellite radio stations to generate consumer interest. We plan to engage a press and publicity firm to make arrangements for print advertisements for the project.

We will also pursue non-traditional marketing techniques, primarily via the Internet for the "True to the Game" project. We will cater to online music services websites, such as iTunes and Rhapsody, music discovery websites, such as Goombah, Qloud, SoundFlavor and MusicIPExpert, music experience augmentation websites, such as Snapp Radio and MusicMobs, and music metadata websites, such as MusicBrainz, Gracenote and All Music Guide. We will also service music discovery drivers, a new form of file-sharing and which include iMix (a division of iTunes), Pandora and LastFM, to increase online sales of individual tracks on downloadable playlists.

We have begun song selection for "True to the Game – Volume II" and have an agreement in principal to include a track featuring Tupac in the project.

Government Regulation

We are not subject to any specific government regulations that affect the dissemination and/or distribution of our products. However, the Recording Industry Association of America (RIAA) has undertaken efforts to curb illicit peer-to-peer dissemination of recorded music in digital format, which efforts may result in requirements that certain restrictions and safeguards be encoded within digital music tracks to prevent such unlawful dissemination or copying.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music products are and will be protected under applicable domestic and international copyright laws.

Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows. When a recording is made, copyright in that recording generally vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., compact discs) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by unauthorized and illegal downloading/copying from the Internet for personal use.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists who enter into agreements with us. Our ownership in artist works will vary on a case by case basis, and we anticipate that in some cases we will obtain 100% ownership, in other cases we will have partial ownership and in some cases we will have no ownership interest. We obtain rights to musical compositions in various ways, including licensing existing masters that have not been previously released to the public, by in-house recording and production of musical compositions for specific projects or by contracting third party producers, musicians and engineers to produce musical tracks specifically for our project.

Performance rights in compositions that we own are enforced under agreements we and the writer have with performing rights organizations (such as the American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc.("BMI"), and SESAC, Inc.), which license the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from our collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

We will rely on exclusive licensing agreements with the charities with which we team to provide protection for the products and products that are produced.

Markets and Competition

The music industry is a multi-billion dollar industry which, according to industry sources, grossed $10.3 billion in 2007 with expected growth to $12.2 billion by 2011 in the United States alone. Global growth is expected to grow at a rate of 5.4% annually to 2011, led my the Asia-Pacific sector. The growth of this sector has been inhibited by the inability of many companies to streamline and modernize their approach to the end user. Mobile music services are at the center of industry growth. Therefore, we have made it a priority in our projects to position ourselves to acquire these rights. Moreover, we will continue to differentiate ourselves from our competition and attempt to claim a respectable share of the marketplace through use of the Internet, viral marketing techniques, non-traditional retail outlets, cross industry marketing, cable television, short film marketing and other innovative forms of access.

We seek to utilize the talents of well-established artists rather than establishing new and unknown artists or actively developing artists' careers, although in some instances a new or emerging artist will be coupled with an established artist. As a result, we are not in direct competition with other start-up record labels that seek to discover and contract with new and emerging talent. Rather, our primary competitors are more established record companies such as Sony, Universal and Warner. However, if our business model proves to be successful, we expect other companies to emulate our model. Therefore, to the extent possible, we attempt to secure contracts with our charitable and philanthropic partners on an exclusive basis to ensure control of market share and the participation of high profile artists.

Employees

As of February 27, 2009, we had five (5) full-time employees and no part-time employees. We also utilize the services of independent, third party consultants as our needs require.

Revenue Streams

The two primary revenue streams we intend to target are (1) sales of music products via third party distributors, both at retail stores and over the Internet, and (2) direct sales of music in digital format via download from our website or online purchase of our products.

It is customary in the industry for a third party distributor to receive a portion of the proceeds from sales effected by the distributor. However, we believe it is important to avail ourselves of this method of sale and distribution as it enables us to reach a broader consumer base and to generate greater public exposure for our products and our artists.

DESCRIPTION OF PROPERTY

Our principal offices are located at 888 Seventh Avenue, 35th Floor, New York, NY 10010, which consist of approximately 800 square feet of a commercial office facility. We occupy these offices under an arrangement with our independent accounting firm which does not currently charge us for our occupancy. All of our printing, manufacturing, distribution and warehousing is performed by independent contractors.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Forward-Looking Information

You should read the following plan of operation together with our financial statements and related notes appearing elsewhere in this offering circular. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" or elsewhere in this Offering Statement.

Overview

We were incorporated on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. We did not generate any revenues from these activities.

On January 1, 2009, we acquired all of the outstanding shares of Stadium Entertainment Corp. pursuant to the Share Exchange in which we issued an aggregate 75,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Stadium Entertainment Corp. Stadium Entertainment Corp. is a development stage company and has not achieved any revenues to date. Stadium Entertainment was founded in December 2007 to provide, market and distribute prerecorded music products of established recording artists to raise funds for worthy charitable philanthropic organizations and generate profits from its business.

Results of Operations for the Year Ended December 31, 2008

Stadium Entertainment achieved no revenues during the year ended December 31, 2008. Total operating expenses during 2008 were $969,603, including non-recoupable production expenses of $38,453 and general and administrative expenses of $969,603. General and administrative expenses consisted primarily of salaries ($385,000), advertising and promotion costs ($237,140), professional fees ($124,172), travel expenses ($69,846), public relations costs ($55,021), payroll taxes ($34,303) and insurance ($23,363). Stadium Entertainment incurred a net loss of $1,407,981 for the year ended December 31, 2008.

Plan of Operation

At December 31, 2008, we had $21,964 of cash. Stadium Entertainment has funded its operations to date through equity contributions from its founders and a loan from a related party in the aggregate principal amount of approximately $1,365,000, which is past due. We plan to finance our capital needs primarily from the sale of debt and/or equity securities, including the proceeds of this offering. We expect that we will receive revenues from our first pre-recorded music product in April 2009; however, no assurance can be given that the receipt of revenues will not be deferred until a later time. We expect that the proceeds of this offering, together with revenues generated from our business activities will be sufficient to support our operations for 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. No assurance can be given that we will be able to raise the capital required to develop and support our business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following list names each person who serves as a director, executive officer or significant employee of the Company and the period during which each has served in the respective position with the Company, as well as each person who has been nominated or chosen to become a director or executive officer.

Name	Age	Position
David Berman		Chief Executive Officer, Director
Gary Katz	67	President, Director
Camille Barbone	57	Chief Operating Officer, Chief Financial Officer and Director

David Berman was appointed Chief Executive Officer of Stadium Entertainment in January 2009. Since October 2001 to the present, Mr. Berman has provided consulting services to participants in the music industry and served as an expert witness on music industry matters. From February 1998 until April 2001, he served as President of Buena Vista Music Group, the pre-recorded music and music publishing arm of The Walt Disney Company. From April 1991 until April 2001, Mr. Berman served as Senior Executive and General Counsel of Geffen Records. Prior thereto, he served as President of Capitol Industries, a division of EMI Music Group, which he joined in 1989. From 1976 until 1987 he served in various capacities for Warner Brother Records, and was engaged in the private practice of law from 1969 until 1976 and from 1989 until 1991. He graduated from Harvard Law School in 1969.

Gary Katz, a founder of Stadium Entertainment, is an acclaimed producer with more than 30 years experience in the music industry. From November 2006 until joining Stadium Entertainment, Mr. Katz was an independent consultant and record producer for a select roster of clients in the music industry. From December 2004, he served as President of Winedark Records. From January 1, 2001 until December 2004, Mr. Katz served as Vice President of Artist & Repertoire for Aezra Records. Mr. Katz was instrumental for the signing of artists such as Jimmy Buffet, Chaka Khan (Rufus), Jim Croce, Prince and Dire Straits, and has provided consulting services to several major record companies.

Camille Barbone, a founder of Stadium Entertainment, has more than 30 years experience in the entertainment industry. Prior to founding Stadium Entertainment, Ms. Barbone operated Barbone Consult Group which provided promotional, development, production, sales and marketing services to various clients including record companies, music distribution companies, artists and artist development teams. From December 2004 to November 2006 she served as Vice President; General Manager of Winedark Records – Fontana Universal Distribution, where her responsibilities included supervision of all operational, administrative, budgetary and departmental activities. Ms. Barbone served in a similar capacity with Aezra-EMI Records from April 2003 until December 2004. She served as Vice President-Artist Relations for Aezra-EMI Records from March 2001 until April 2003. Earlier in her career she held key positions at major record labels such as Production Director for Columbia/Epic, Director of New Release Production for Phonogram/Mercury and Director of Artist and Repertoire for Buddah Entertainment. In 1977 she formed August Artists Ltd. where she provided an innovative alternative for the new music scene in New York City. During this period Ms. Barbone was responsible for discovering, developing and managing signed Madonna. Ms. Barbone has also worked on artist development and promotion at major record labels, such as Arista, MCA, Universal, Warner Brothers, Disney Music Publishing, SESAC, Warner Chappell Music, Atlantic and TVT Records. She has owned and operated two key recording studios – Gotham Sound Studios in New York City, and Long View Farm Studios, a residential recording facility located on a 120-acre farm in rural Massachusetts. Her recording studio clients have included The Indigo Girls, Geezer Butler, The Rolling Stones, Aerosmith, Michael Bolton, and Living Colour. Ms. Barbone has created and produced major musical concerts and series such as the American Express Songmasters Inside-Out series featuring gold- and platinum-selling artists, the Gospel segment of Woodstock '94, two concerts at the 2002 Olympics in Salt Lake City for the Coca Cola Company and three performances at the 2003 Gravity Games. Ms. Barbone served on the staff and taught at the City University of New York for five years and was responsible for creating and launching its Entertainment Marketing Department and Internship program. She has served as a music supervisor for key motion pictures and has placed songs and music in films by Steven Spielberg, Wes Craven, Disney, Miramax Films, and Cinepix.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors during the year ended December 31, 2008 fiscal year, and of all of the officers and directors as a group.

Name	**Capacities in Which Remuneration was Received**	**Aggregate Remuneration**
Gary Katz	President	$100,000
Camille Barbone	Chief Operating Officer	$100,000
Jerome Mas	Executive Vice President	$90,000
All Officers and Directors as a Group (3 Persons)		$290,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of February 24, 2009, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock, which is the only class of the Company's capital stock with shares issued and outstanding, by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) each person or group of persons known by the Company to be the beneficial owner of more than ten percent (10%) of the Company's outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group:

Name and Address of Owner	Number of Shares	Percent of Class
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37,500,000	37.5%
David Berman 888 Seventh Avenue, 35th Floor New York, NY 10010	---	---
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%

Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Jerome Mas 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
All Officers and Directors as a Group (5 Persons) (1) (2)	88,333,333	88.3%

---

(1) Represents 12,500,000 of the shares owned by Stadium Entertainment Group, LLC, a beneficial owner of 37.5% of our outstanding Common Stock. Each of these shareholders has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC and a one-third (1/3) pecuniary interest in the shares owned by it.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC (37,500,000 shares), Emerald Asset Advisors, LLC (5,000,000 shares) and Michael Xirinachs (8,333,333 shares). Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2009, we completed the Share Exchange and acquired all of the outstanding Common Stock of Stadium Entertainment. At the time of the Share Exchange, Michael Xirinachs was our sole officer and director, and the beneficial owner of 53.3% of our outstanding Common Stock. Mr. Xirinachs owns a 100% membership interest in Sandstone Investment Partners, LLC which owned 50% of the outstanding Common Stock of Stadium Entertainment immediately before the completion of the Share Exchange.

During 2008, Sandstone, LLC loaned an aggregate of $1,364,800 to us under a loan agreement which provides for interest on the unpaid balance at a rate of ten percent (10%) per annum. The loan became due on February 14, 2009. Michael Xirinachs is the managing member of each of Sandstone, LLC and Emerald Asset Advisors, LLC which is the beneficial owner of approximately 50.8% of the outstanding Common Stock. The loan, which becomes due in full in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro Baseball League Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of any of the foregoing.

PLAN OF DISTRIBUTION

No Underwriting

The offering is not underwritten. We have not employed outside brokers or sales agents for this offering. The shares will be marketed only by the directors and officers of the Stadium Entertainment, who will not receive any commissions or other compensation for these sales. Because this offerings is not underwritten, we may not sell as many shares as we possibly could have sold if we had used an underwriter.

Purchase of Common Stock

We will offer shares of Common Stock having a minimum aggregate offering price of $1,000,000 and a maximum aggregate offering price of $3,000,000 for sale to the public beginning on or about [ ], 2009. In our sole discretion, we may accept or reject all or part of any subscription received from subscribers who wish to purchase shares in the offering.

The initial offering price is $.25 per share. If after the commencement of this offering a trading market develops in our shares, shares will be offered at prevailing market prices, but not less than $.25 per share.

Any person, including shareholders, who wishes to purchase shares of Common Stock during the offering to the public must complete and sign the Subscription Agreement delivered with this Offering Statement and deliver it, together with the subscription price to Stadium Entertainment Holding Corp. at the address specified in the Subscription Agreement. Any offers to subscribe for shares of Common Stock during the offering to the public are not binding until we accept them, and we reserve the right to accept or reject all or part of any subscription offer in our sole discretion. To determine which subscriptions to accept in whole or in part, we may take into consideration the order in which the subscriptions are received, among other things. Any subscriber whose subscription is rejected shall have his, her or its funds returned without interest. All offers to subscribe must be made for shares of Common Stock having a minimum aggregate purchase price of $25,000, unless we, in our sole discretion, accept fewer shares, which we may do with regard to a limited number of subscriptions. The purchase price must be paid in United States currency by check, draft or money order drawn to the order of "Stadium Entertainment Holding Corp. – Stock Offering."

Time Frame of Subscription

Subscriptions from the public, including shareholders, will be accepted until 5:30 p.m. New York City time on [ ], 2010, unless extended as determined by our board of directors in its sole discretion. We may, in our sole discretion, elect to extend either the deadline for the offering for up to an additional ninety (90) days. However, there can be no assurance as to the exact length of an extension, if any is granted. Subscribers purchasing shares of Common Stock will be issued stock certificates as soon as practicable after acceptance of their subscriptions. If shares having a minimum aggregate purchase price of $1,000,000 have not been subscribed for on or before __________, 2009, we will return to subscribers the subscription amounts, without interest.

Assignability

No subscriber's privileges or rights under a Subscription Agreement are assignable without our written consent, which may be withheld in our discretion. Subscription rights should not be confused with a shareholder's right to transfer shares of the Company's Common Stock after the shares have been issued.

Reservations

In addition to the minimum share purchase limits, we may reject any subscription at any time for any reason made pursuant to the offering, in our sole discretion.

Shares having a minimum aggregate purchase price of $1,000,000 must be sold in order to complete the offering.

All subscription proceeds will be immediately available to the Company upon our acceptance of the subscription. If, for any reason, funds are returned to any subscriber, the amount returned will be without interest. We reserve the right to terminate the offering for any reason at any time.

SECURITIES BEING OFFERED

General

We are offering shares of our Common Stock, $.001 par value per share. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are currently issued and outstanding. Following this offering, if all shares offered hereby are sold at the initial offering price of $.25 per share, 112,000,000 shares of Common Stock will be issued and outstanding. Our Common Stock has the following rights:

Dividend Rights

The holders of the Common Stock are entitled to dividends when, as and if declared by our board of directors, subject to the restrictions imposed by applicable law.

Voting Rights

Under the Nevada Revised Statutes and our Amended and Restated Certificate of Incorporation, each share of Common Stock is entitled to one vote per share. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have priority rights upon liquidation.

Preemptive Rights

Holders of our Common Stock do not have preemptive rights to acquire our securities.

Liability to Further Calls or to Assessment by the Company

Holders of Common Stock are not subject to further calls or assessments.

PART FS – FINANCIAL STATEMENTS

Stadium Entertainment Holding Corp.
(formerly known as FRS Group, Inc.)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

BALANCE SHEET

December 31, 2008

Assets		
Current		
Cash	$	-
Total current assets		-
Total assets	$	-
Liabilities		
Current		
Account payable	$	3,207
Total current liabilities		3,207
Stockholders' equity (deficit)		
Common stock, $.001 par value 500,000,000 common shares authorized, 25,000,000 shares issued and outstanding		25,000
Additional paid-in capital		(20,000)
Accumulated deficit		(8,207)
Total stockholder's equity (deficit)		(3,207)
Total liabilities and stockholders' equity	$	-

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue	$ -	$ -
Expenses		
Accounting and professional fees	200	200
Total expenses	200	200
Operating loss	(200)	(200)
Provision for income taxes	-	-
Net loss	$ (200)	$ (200)
(Loss) per common share	$ (0)	$ (0)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (200)	$ (200)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Accounts payable	200	200
Net cash used in operating activities	-	-
Cash flows from financing activities:		
Additional paid-in capital	(20,000)	
Issuance of common stock	20,000	-
Net cash provided by financing activities	-	-
Net increase in cash	-	-
Cash, January 1	-	-
Cash, December 31	$ -	$ -

STADIUM ENTERTAINMENT HOLDING CORPORATION
(Formely known as FRS Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2007	55,000	(50,000)	(7,807)	(2,807)
Reverse stock split	(36,667)	36,667		-
Net loss			(200)	(200)
Additional paid-in capital				-
Balance, December 31, 2007	18,333	(13,333)	(8,007)	(3,007)
Issuance of common stock	20,000	(20,000)		-
Reverse stock split	(13,333)	13,333		-
Net loss			(200)	(200)
Additional paid-in capital				-
Balance, December 31, 2008	$ 25,000	$ (20,000)	$ (8,207)	$ (3,207)

STADIUM ENTERTAINMENT HOLDING CORP.
(FORMERLY FRS GROUP, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity. It is currently in the development stage.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" No provision for income taxes has been made due to the limited activities of the Company.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. **Development Stage Activities and Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. **Capital Stock**

Upon the formation of the Company, 16,666,667 shares of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares of common stock in a private offering for an aggregate purchase price of $20,000.

5. **Reverse Stock Split**

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All share and per share amounts disclosed in the financial statements give retroactive effect to the reverse split.

6. **Subsequent Event**

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Corporation, a Delaware corporation, entered into an Exchange Agreement pursuant to which the stockholders of Stadium Entertainment Corporation exchanged all of the issued and outstanding shares of Stadium Entertainment Corporation common stock (200 shares) for an aggregate of 75,000,000 shares of common stock of the Company. As a result of the Share Exchange, Stadium Entertainment Corporation became a wholly owned subsidiary of the Company. Stadium Entertainment Corporation is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues from its activities. Stadium Entertainment Corporation also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies

STADIUM ENTERTAINMENT CORPORATION

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ 21,964
Prepaid expenses	2,070
Artist advance royalties recoupable within a year	335,484
Total current assets	359,518
Total assets	$ 359,518
Liabilities	
Current	
Accrued expenses	$ 2,574
Accrued interest	64,441
Loan payable	1,364,800
Total current liabilities	1,431,815
Total liabilities	1,431,815
Stockholders' equity (deficit)	
Common stock	200
Accumulated deficit	(1,072,497)
Total stockholders' equity (deficit)	(1,072,297)
Total liabilities and stockholders' equity	$ 359,518

STADIUM ENTERTAINMENT CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue	$ -
Expenses	
Production expenses	
Non-recoupable costs	38,453
Total production expenses	38,453
Gross profit	(38,453)
Operating expenses	
General and administrative expenses	969,603
Total operating expenses	969,603
Operating loss	(1,008,056)
Other expense	
Interest expense	64,441
Total other expense	64,441
Net loss	$ (1,072,497)
(Loss) per common share	$ (5,362)

STADIUM ENTERTAINMENT CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(1,072,497)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Prepaid expenses		(2,070)
Artist advance royalties		(335,484)
Increase in:		
Accrued expenses		2,574
Accrued interest		64,441
Net cash used in operating activities		(1,343,036)
Cash flows from financing activities:		
Issuance of common stock		200
Proceeds from loan payable		1,364,800
Net cash provided by financing activities		1,365,000
Net increase in cash		21,964
Cash, January 1, 2008		-
Cash, December 31, 2008	$	21,964

STADIUM ENTERTAINMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2008	-	-	-	-
Issuance of 200 shares of common stock	200			200
Net loss			(1,072,497)	(1,072,497)
Balance, December 31, 2008	$ 200	$ -	$ (1,072,497)	$ (1,072,297)

STADIUM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Corporation (the "Company") was incorporated under the laws of the State of Delaware on January 3, 2008. The Company is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" No provision for income taxes has been made due to the limited activities of the Company.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. **Development Stage Activities and Going Concern**

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2008, the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

4. **Artist Advance Royalties**

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced royalty payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced royalty payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of December 31, 2008 the Company had $335,484 of advances on the balance sheet and $0 of advances had been expensed.

5. Loan payable- shareholder

During the year ended December 31, 2008, the holder of 50% of the Company's outstanding shares loaned an aggregate of $1,364,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan become due on February 14, 2009. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

6. Capital Stock

Upon the formation of the Company, 200 shares of common stock were issued to the founding shareholders.

STADIUM ENTERTAINMENT CORPORATION

PRO FORMA BALANCE SHEET

December 31, 2008

	Stadium Entertainment Corp.	Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Assets				
Current				
Cash	$ 21,964	$ -	$ -	$ 21,964
Prepaid expenses	2,070	-	-	2,070
Artist advance royalties	335,484	-	-	335,484
Total current assets	359,518	-	-	359,518
Total assets	$ 359,518	$ -	$ -	$ 359,518
Liabilities				
Current				
Account payable & accrued expenses	2,574	3,207	-	5,781
Accrued interest	64,441	-	-	64,441
Loan payable	1,364,800	-	-	1,364,800
Total current liabilities	1,431,815	3,207	-	1,435,022
Total liabilities	2,796,615	3,207	-	2,799,822
Stockholders' equity (deficit)				
Common stock	200	25,000	75,000 (1)	100,000
Additional paid-in capital	-	(20,000)	(75,000) (2)	(95,000)
Accumulated deficit	(1,072,497)	(8,207)	-	(1,080,704)
Total stockholders' equity (deficit)	(1,072,297)	(3,207)	-	(1,075,704)
Total liabilities and stockholders' equity	$ 1,724,318	$ -	$ -	$ 1,724,118

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment Corporation.

(2) To record the recapitalization of Stadium Entertainment Holding Corp. which occurred as a result of the share exchange transaction.

STADIUM ENTERTAINMENT CORPORATION

PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	Stadium Entertainment Corp.	Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Revenue	$ -	$ -	$ -	$ -
Expenses				
Production expenses				
Non-recoupable costs	38,453	-	-	38,453
Total production expenses	38,453	-	-	38,453
Gross profit	(38,453)	-	-	(38,453)
Operating expenses				
General and administrative expenses	969,603	200	-	969,803
Total operating expenses	969,603	200	-	969,803
Operating loss	(1,008,056)	(200)	-	(1,008,256)
Other expense	-	-	-	-
Interest expense	64,441	-	-	64,441
Total other expense	64,441	-	-	64,441
Net loss	$ (1,072,497)	$ (200)	$ -	$ (1,072,697)
(Loss) per common share	$ (5,362)	$ (0)		$ (0.01)
Weighted Average Shares Outstanding	200	25,000,000	75,000,000 (1)	100,000,000

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment Corporation.

PART III. - EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (1)
6.1	Distribution Agreement dated as of January 20, 2009 EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (1)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (1)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (1)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (1)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (1)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (1)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (1)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (1)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (1)*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (1)*

6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (to be filed by amendment)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 1.

*Information has been omitted from this exhibit and is subject to a request for confidential treatment.

SIGNATURES

The Issuer has duly caused this Amendment No. 1 to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on March 18, 2009

Stadium Entertainment Holding Corp.

By: ______________*______________
Name: David Berman
Title: Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
* David Berman	Chief Executive Officer and Director	March 18, 2009
* Gary Katz	President and Director	March 18, 2009
Camille Barbone	Chief Operating Officer, Chief Financial Officer and Director	March 18, 2009

* By: ____________________
Camille Barbone,
As Attorney in Fact

::ODMA\PCDOCS\GHCDOCS\677713\1

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (1)
6.1	Distribution Agreement dated as of January 20, 2009 between EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (1)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (1)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (1)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (1)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (1)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (1)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (1)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (1)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (1)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (1)*

6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (1)*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (to be filed by amendment)

(1)_ Filed with the Form 1-A Offering Statement being amended by this Amendment No. 1.

*Information has been omitted from this exhibit and is subject to a request for confidential treatment.